Tanzanian Royalty
EXPLORATION CORPORATION







TO EXPLORE, DISCOVER, DEVELOP AND MINE

ANNUAL REPORT 2013



Overview

Tanzanian Royalty is a gold company focused on the Lake Victoria Goldfields of Tanzania. More recently, the Company has also been focusing on advancing key projects from exploration to production in partnership with State Mining Corporation ("Stamico") on behalf of the Government of The United Republic of Tanzania.

During the year 2013, Tanzanian Royalty continued with developments on the three projects in its development pipeline. In 2012, the management of Tanzanian Royalty embarked on a conceptual production plan based on advancing each of these three projects through the various stages of development to production. The conceptual management plan envisages commencing production at an initial modest level of about 40,000 ounces per year, then aims to reach an annual production level of approximately 150,000 ounces per year, ultimately targeting a production rate of approximately 200,000 ounces of gold per year.

2013 Highlights

The company reintroduced the Biogeochemistry (BGC) department. The BGC department immediately commenced biogeochemistry surveys on the Kabanga Nickel project as recommended by the MSA Group Consultant's final report. A new BGC sample preparation laboratory was commissioned at Buckreef, to prepare and pack samples before dispatch to Acme Laboratories in Canada.

■

The Company awarded Environment Association of Tanzania (ENATA) Ltd. a contract to undertake an Environmental and Social Impact Assessment (ESIA) study for the Buckreef Gold Mine project for environmental certification by the National Environmental Council (NEMC).

■

Potential Tungsten mineralization was reported at Karagwe on prospecting licences held by Tanzanian Royalty's subsidiary company, Northwestern Basemetals Company Limited (NWBM), which also permit exploration in the Kabanga region for nickel, cobalt and PGM minerals.

■

The Kigosi Mining Licence was granted by the Ministry of Energy and Minerals to Tanzania American International Development Corporation (2000) Limited, (wholly owned subsidiary of Tanzanian Royalty). The Mining Licence was officially signed by the Minister of Energy and Minerals on October 12, 2013. The area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

■

The Company engaged CAE Mining, a Geological Data Management System (GDMS) group of South Africa to install GDMS fusion software at Buckreef for geological data management and its implementation. The migration of all existing Buckreef drill data into the GDMS software was completed in June 2013.

■

The Company awarded a Land Evaluation Contract to the Kishapu District Council Valuer for the land evaluation within the new Buckreef Special Mining Licence for compensation as required by the environmental management council prior to any mining project certification. In October 2013, the Government Valuer completed the Buckreef Mining Licence land evaluation draft report for re-settlement compensation.

■

Buckreef Gold Mine Project, through ENATA, was registered with the NEMC for Environmental Impact Assessment (EIA) certification.

■

The Company dispatched core samples from the Bingwa Prospect to SGS Metallurgical laboratory in South Africa for Heap Leach (HL) testworks.

■

The Company strengthened the composition of its Technical Committee by appointing Dr. Joas Kabete as a consultant to the Committee. Dr. Kabete is a Tanzanian geological expert with wide and vast mining experience in Australia, Tanzania, East Africa, West Africa and Central Africa.

Financial Strategy

2013 marked a turning point in Tanzanian Royalty's strategy and focus from pure exploration and increasing and defining resources to mining development. Tanzanian Royalty's financial focus is on protecting cash resources to allow for funding of both ongoing operating costs and establishing our mine building program.

We have made a concerted effort to eliminate exposure and risk associated with long term contractual commitments, allowing flexibility to take advantage of opportunities presented during the current economic environment.

As the availability of financing to the mine industry has decreased significantly, our focus has shifted to lowest cost mining. For example, with the shift from a CIL (carbon in leach) process to a HL (heap leach) plant, although yielding lower oz per ton processed, the return on invested capital will be higher with significantly reduced initial capital investment and faster start-up time to production. An additional benefit is that the remaining tailings can be processed at a later date to extract the remaining gold resource.

We have and will continue to perform a detailed review of all our expenses and have implemented significant and material cuts to all operations as we prepare for mining. We outsource costs and operations whenever possible to bring in the best resources only as and when needed.

However, we will continue to negotiate the best and most competitive rates from all independent suppliers. We have significantly reduced our head count and will maintain a low head count at both corporate and local operations while ensuring we have the best qualified staff available as our operational focus shifts.

Although we are hopeful the current investing market sentiment will improve, we have positioned ourselves to maintain both a strong cash position and focus on low cost self-financing mine projects.



The CEO's Review 2013



It is time to review the history of the rationale that was the basis for the formation of Tanzanian Royalty Exploration Corporation.

When the last bull gold market ended in 1980 and the majority of people trading with my old companies had liquidated their positions, a Mr. Carl Seaman came to my office to pick up his check for the proceeds of his account. His question to me was, "how do we do this again in the future." My answer to Mr. Seaman was that the heavy speculation we had done in paper gold 1973 to 1980 could never be done again by anyone other than the insiders. The reason for this was that the degree of volatility inherent in the next great bull market for gold based on a new monetary system and Free Gold would create such volatility that only the insiders would have the courage to trade gold properly. We had to adopt another approach, which would be to find the right people and the right properties in the correct political area, establishing a company to hold the most cheaply mineable gold in amounts well in excess of anything that could be carried as a gold long position without any margin whatsoever. It was this approach that led Tanzanian Royalty to hold the present number of Prospecting Licenses and Mining Licenses in Tanzania without debt now on the verge of its first relatively low cost operation of production.

There is no doubt in my mind that the future of gold exceeds any price so far established. I see the recent reaction as nothing more than what occurred twice in the great gold bull market of 1973 to 1980. Gold twice reacted to near 50% then and ultimately achieved record high levels.

Nobody summed up the gold and global monetary situation better that the respected economist at GEAB (GlobalEurope Anticipation Bulletin) which I wish to memorialize.

THE NEW INTERNATIONAL MONETARY SYSTEM AWAITS THE EURO

Things are moving very quickly on the monetary front and all the efforts undertaken so far will attempt to crystallise in 2014. The following five examples are indicative of the ongoing developments.

For the complete summation please refer to LEAP/E2020 - Public announcement GEAB N°80 (Dec.16, 2013).

As we continue development of relatively low cost cash flow projects, we begin a strategy that we believe will lead to production on our major projects starting at a time that will historically register the low point in gold after the reaction from the $1900 area. Timing is always a major and inherently unpredictable element in business judgement, but my now 53 years in the gold arena moves me to this conclusion.

I am grateful for your support during this first major reaction in the gold price looking forward to mutual rewards in the final outcome of the reasons why Tanzanian Royalty Exploration Corporation was formed.

James E. Sinclair,
CEO and President

Mr. Sinclair in Singapore - Taming the Bear.



The Chairman's Report 2013



Dear Friends and Fellow Shareholders:

It is an open secret that the price of gold in international markets has experienced a dramatic free fall not seen since its worst year in 1981. Commensurate with this decline in gold prices, has been the decline in share prices across the industry for both the majors and juniors. This bearish picture on gold should change in due course as western central banks continue to hold their gold reserves close and their counterparts in the emerging markets continue to accumulate the yellow metal, all of them citing the function of gold as an insurance as the principal reason for holding and buying of the metal.



The decline in metal prices has also meant several challenges in raising project financing for corporations of all sizes in the mining industry. Many corporations have down-sized and are now focusing on projects with faster production potential. Your company too is focused on moving forward to production at both its Buckreef and Kigosi Projects. Production is planned to commence in 2014. A mining licence has been obtained for the Kigosi Project (ML 496/2013). The area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

The Board of Directors, its Technical Committee and the management of your company have over 100 years combined and cumulative experience in finance and in the mining industry. We believe that this experience is an asset of additional value for your Company in realizing its objective of moving your Company towards production in 2014.

Many companies around the world face the disadvantage of not having adequate local or domestic knowledge of the customs and traditions in their host countries. Your Company is proud of having on-ground management which is over 90% Tanzanian and which is fully immersed in the local culture and communities that host the projects slated for production, advantageous for both local and national support.

Despite the myriad of challenges confronting the mining industry globally, your Company is strong, both in its treasury and technically. The Corporation's coat of arms is one of a roaring golden lion. In African tradition, a lion symbolizes strength and confidence. The color gold signifies energy and renewal. Both are symbols of the courage and strength integral to the management of your Company in its journey towards development and eventual production.

Your Company continues to place emphasis on good governance, both corporately and on the ground in our host country. Our officers and employees are tasked with being examples worthy of respect within the community within which they live, both on and off duty. Decisions taken whilst on missions to survey or drill locations have to be discussed and explained to the populations living in the vicinity of the exercise, canvassing for their support and for their understanding.





Accounting and Administration

During the year ended August 31, 2013, the company improved its ability to monitor and control financial procedures and guidelines. The quarterly and annual reports were all compiled on time and filings submitted on time as well. Expenditures on non essential expenses were reviewed frequently and effective controls were in place.

The priority and focus in 2013 was implementing the corporate strategy of "to build a mine and to start production". Budgetary and procurement procedures were complied with. The staff rationalization initiative is an ongoing program to ensure professionalism, motivation and efficiency of the staff.

Community Relations

There has been tremendous success in Community Relations initiatives in 2013. Most notable has been the fruitful completion of the valuation survey for household relocation within the Buckreef Special Mining Licence area in preparation for mine construction in 2014. Owing to the Company's strategy of inclusive discussions with neighbouring villages and communities, this initiative was well received and supported by the communities and their local area government.



EXPLORATION PROGRAM FOR BUCKREEF PROJECT

The Buckreef Project drilling program aimed at pursuing development exploration opportunities at Buckreef and near Buckreef, with the objective of extending the limits of the known resources and testing new concepts, including the follow up on additional targets in the vicinity of known mineralized occurrences, was successfully completed in December 2012. This followed the drilling of a total of 134 diamond drill holes for 33,236m and 63 reverse circulation holes for 4,397m.

During 2013, the Company initiated a comprehensive evaluation of the contribution of the completed drill campaign to the resource base of the Buckreef Mining area (Buckreef, Eastern Porphyry, Bingwa and Tembo). To undertake the resource base update, the Company contracted Venmyn Independent Projects (Pty) Limited to carry out the Buckreef resource estimations update. A completed independent Technical Report on the results of the update resource evaluation is expected shortly.



KIGOSI PROJECT



The Company has been granted the Kigosi Environmental Certificate by the Office of the Vice President of The United Republic of Tanzania. The Company was granted Kigosi Mineral Rights on May 30, 2013, and subsequently a Mining Licence, which was officially signed by the Minister of Energy and Minerals on October 12, 2013. The area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.



Hon. Minister for Energy & Minerals preparing to sign the Kigosi Mining Licence ML496/2013

The Company decided to have the Gekko Systems RSA (Pty) laboratory based in South Africa carry out testwork on the Kigosi surface gravel. The Company has dispatched a total of over 500kg of course gravel ore pit samples from Kigosi to the Gekko Systems laboratory for the gravel amenability testworks. Results for the concerned testworks are expected in 2014.

ITETEMIA PROJECT

An internal review of various production scenarios for Itetemia as a potential open pit operation that could be fast tracked to production was initiated in 2012. Open pit mining has been selected as the most appropriate mining method that supports the overall low capital cost and short life of the project strategy. The geometry of the orebody dips steeply and narrows, precluding high extraction of the identified mineral resource. The mining technical review to date has demonstrated that the Itetemia open pit project justifies further study, including with respect to economics.

Database and Data Management System

The implementation of the data migration initiative into the new GDMS software was commenced in August 2013. The initial training on the GDMS fusion software application was undertaken at Buckreef camp by CAE Consultants.

Bingwa Prospect – Heap Leach Metallurgical Testwork

A total of 592.5 kg sample material representing Oxide ore (261.0 kg), Transition ore (149.5 kg) and Sulphide/Primary ore (182.0 kg) were collected from the Bingwa Prospect drill holes BGDD015, BGDD016, BGDD017 and submitted to SGS South Africa (Pty) metallurgical laboratory for simulated heap leach testwork. Preliminary results indicate that Primary and Transition ore yielded optimum dissolutions at the 12mm grand/top size. The Oxide ore yielded optimum dissolutions at the -6mm grind/top size. Based on the dissolutions obtained, it was recommended that further tests be conducted at -12mm top size for the Primary and Transition ores and -6mm for the Oxide ore.

Tenements Review – Tanzanian Royalty Portfolio of Licences in Tanzania

In light of the rising costs of maintaining mineral licences and the Company's planned transition from a mineral exploration company to a mining company, Company management opted to relinquish some of its licences, retaining licences with near production potential. A Technical Team to review prospective licences with production potential within the entire licence portfolio, tasked with proposing



to management licences to be relinquished, was formed. A total of 39 licences were proposed by the Technical Review team to be relinquished. The proposal was approved by the Company's Technical Committee in October 2013.

BIOGEOCHEMISTRY UPDATE

Continuing the use of the company's industry-leading expertise in the field of biogeochemical mineral exploration, a mineral bio-prospecting expedition to the Buhamila area of Kagera, Tanzania was conducted during the period from March 2013 to August 2013. Biogeochemistry (BGC) is the scientific discipline that has been pioneered by the Company that allows us to rapidly survey vast amounts of territory in a very inexpensive manner, in search of potentially economic mineral anomalies. The Company has been an early and successful adopter of this discipline and invented many geostatistical techniques to analyze laboratory data that allows for both micro and macro targeting of geological anomalies. This scientific discipline and proprietary BGC exploration protocols and analysis capabilities are largely what allows the Company to interpret it's portfolio of potential mineralization properties.

The 2013 bio-prospecting expedition began during the period just prior to and during the "long rains" or the main rainy season, and consisted primarily of BGC bio-sampling techniques with limited random soil sampling intended to augment potentially weak Ni-in-plant tissue signal data. The primary objective of this prospecting was the discovery of high-grade, economic-potential Ni, Co and PGMs (Platinum Group Metals) anomaly concentrations however the BGC managing consultant was interested in any potentially economic mineral anomaly including REEs (Rare Earth Elements). Accordingly, assay analysis of the BGC plant tissues made use of Inductively Coupled Plasma Mass Spectrometry (ICP-MS) to detect a 53-element suite within the collected tissue samples after proper laboratory preparation by controlled ashing and then placing the sample material on an aqua regia digestion. Geostatistical modeling techniques were then utilized by the BGC managing consultant to identify potential high-grade anomaly mineralization areas based on laboratory data results.

The prospected area is located within the Mesoproterozoic Karagwe-Ankolean sequence within the Kibaran Fold Belt structure of northwestern Tanzania. The sedimentary features of the Karagwe-Ankolean rocks are massive, current bedded, ripple-marked sandstones and interbedded rhythmically laminated shales and siltstones. The sediments reflect shallow-water deposition, with argillites, phyllites, low-grade sericite schists and quartzites. During orogenisis the sediments were metamorphosed and are now quartzites, argillites, phyllites, slates and schists (Barth, 1990), although the level of metamorphism was relatively low in the observed surface metasedimentary outcropping samples.

The rock outcroppings are predominantly metasediments characterized by the intrusion of mafic intrusive bodies at an age of approximately 1.275 Ga (mainly basic sheets), A-type granitoids at 1.250 Ga and post-orogenic tin granites with an age of approximately 1.0 Ga.



The area (Buhamila) was initially targeted because of both its relative proximity to the main base camp at Buckreef in the Geita Province of Tanzania, making it an ideal test case for long range, long duration bio-prospecting surveys. Because of the nearly complete lack of other geochemical exploration data for the region, our unique and well-documented rapid mineral exploration capabilities inherent in BGC surveys (Woolman, Yi 2013) have provided excellent

exploratory value on a cost-per-observation metric relative to other large-scale prospecting methods. As a measure of efficiency, our combined team of botanists, geologists and laborer personnel was able to conduct the bio-prospecting survey that covered mineral license properties in approximately five months' time during the first half of 2013, obtaining over four thousand discrete sets of plant tissue observations during that period.

Glossary

Biogeochemistry - tthe scientific discipline that involves the study of the chemical, geological, and biological processes and reactions that govern the composition of the environment. Phytogeochemistry and Biogeochemistry for the purposes of this paper are synonymous.

Inductively Coupled Plasma Mass Spectrometry (ICP-MS) - a type of mass spectrometry which is capable of detecting metals and several non-metals at concentrations as low as one part in 1012 (part per trillion).

Mesoproterozoic – The Mesoproterozoic Era is a geologic era that occurred from 1.6 billion to 1.0 billion years ago.

Sequence – A sequence in geology refers to a sequence of geological events, processes, or rocks, arranged in chronological order.





Fold Belt – A geological fold occurs when one or a stack of originally flat and planar surfaces, such as sedimentary strata, are bent or curved as a result of permanent deformation. A fold belt is a set of folds occurring over a regional scale, such as in an orogenic zone.

Orogenic Zone – A mountainous region resulting from when a continental plate is crumpled and crust material is pushed upwards through the surface.

Argillites – a fine-grained sedimentary rock composed of solidified clay particles.

Phyllites – a metamorphic rock originally composed of slate that has been changed (metamorphosed) due to heat and pressure so that mica particles are reoriented.

Sericite – a fine-grained mica often associated with areas that have been subjected to hydrothermal ore depositional processes which often correlate to copper and tin deposits.

Schists – A metamorphic rock with medium-to-large grains of mica flakes in a preferred orientation.

Quartzites – A very hard metamorphic rock that originated from pure quartz sandstone.

Sandstones – A clastic sedimentary rock made up of sand-sized mineral grains of varying elements. Most sandstone is composed of quartz and feldspar.

Clastic – Rock composed of other pre-existing minerals.

Slates – Metamorphic rock derived from sedimentary clay or volcanic ash.

Ni – Nickel

Co – Cobalt

Metamorphic – Rock which has been changed due to tremendous heat and pressure causing major chemical and physical property changes.

Sedimentary – Rock which has been formed by accumulation of deposits within various types of bodies of water.

Ga – Gigaannum, or 1 billion years ag



CLOSING REMARKS

Success in any industry is anchored by focus and unwavering commitment. Mining is not any different. Despite the multiple dynamics in mining, success hinges on these two ingredients. Turbulent times are not permanent and will pass. Those left standing are stakeholders that maintain commitment and focus.

The years 2011, 2012 and 2013 have been turbulent years for mining globally but this landscape will evolve. We are glad that your Company's management, under the strong guidance of its President and CEO, Jim Sinclair, remains focused and committed as we move forward with mining development in 2014.

Your Company has the support of its key partner in development, the State Mining Corporation of Tanzania, on behalf of the Government of The United Republic of Tanzania.

Shareholders are an indispensable element in any corporation's success. It is with this in mind that the management of your Company wishes to acknowledge the importance that we place in the trust bestowed upon us by shareholders to deliver a producing mine. We wholeheartedly thank our shareholders for their commitment, feedback and suggestions to management and for their support, especially during these turbulent times in the global mining industry. Your management is fully focused, professional and committed to the Company's goals.

Sincerely,

Joseph Kahama
Chairman, Chief Operating Officer (Tanzania)









Corporate Information

Canadian Office
Suite 404, 1688 152nd Street
South Surrey, BC Canada V4A 4N2

Tel: 604.536.7873
Fax: 604.536.2529
Toll Free: 1.800.811.3855

Connecticut Office
93 Benton Hill Road
Sharon, CT 06069

Tel: 860.364.1830
Fax: 860.364.0673

E-mail
tnxcorporate@tanzanianroyalty.com

Website
www.tanzanianroyalty.com

Exploration Office
P.O. Box 10953
Mwanza, Tanzania

Stock Exchange Listings

- TORONTO STOCK EXCHANGE
  Trading Symbol: **TNX**
- NYSE MKT LLC
  Trading Symbol: **TRX**

Share Capital
Issued and Outstanding
100,922,582 (August 31, 2013)

Registered Office
Norton Rose Canada LLP
Suite 3700, 400 Third Avenue, SW
Calgary, AB, Canada T2P 4H2

Legal Counsel
Borden Ladner Gervais LLP
Scotia Plaza, 40 King Street, W
Toronto, ON Canada M5H 3Y4

Auditors
Ernst & Young LLP
Suite 2300, 700 West Georgia Street
Vancouver, BC, Canada V7Y 1C7

Transfer Agent and Registrar
Computershare Trust
Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, BC, Canada V6C 3B9

Directors/Officers

James E. Sinclair
President and CEO, Director

Joseph Kahama*
Chairman, Chief Operating Officer (Tanzania), Director

William Harvey** B.A., Ph.D.
Director

Ulrich Rath** B.Sc.(Hons), M.Sc.(Geol.)
Director

Rosalind Morrow B.A., B.Ed.,LL.B.
Director

Norman Betts** PhD., FCA
Director

Abdulkarim Mruma* PhD., FCA, M.Sc.(Geology), B.Sc.(Geology)
Director

Steven Van Tongeren B.Sc., CPA
Chief Financial Officer

Helen Hansen
Corporate Secretary

**Member Technical Committee*
***Member Audit and Compensation Committee*

Tanzanian Royalty
EXPLORATION CORPORATION
www.tanzanianroyalty.com



Tanzanian Royalty
EXPLORATION CORPORATION